Exhibit 99.1

Contact:	Mark A. Steinkrauss, Vice President, Corporate Relations
Telephone and Data Systems, Inc. (TDS) (312) 592-5384 mark.steinkrauss@teldta.com

Ruth E. Venning, Director, Corporate Relations
(312) 592-5327 ruth.venning@teldta.com

Julie D. Mathews, Manager, Investor Relations
(312) 592-5341 julie.mathews@teldta.com

TELEPHONE AND DATA SYSTEMS, INC. TO REDEEM ITS TRUST ORIGINATED PREFERRED SECURITIES
TOPrS Redemption Part of Company's Objective to Strengthen Its Balance Sheet

FOR RELEASE: IMMEDIATE

CHICAGO – Aug. 1, 2003 – Telephone and Data Systems, Inc. [AMEX:TDS] today announced that its subsidiary trusts TDS Capital I and TDS Capital II will both redeem all of their outstanding Trust Originated Preferred Securities (“TOPrSSM”), totaling $300 million. The redemption date will be Sept. 2, 2003 for both the 8.50% TOPrS and the 8.04% TOPrS.

TDS Capital I is redeeming all of its outstanding 8.50% TOPrS (AMEX: TDS.PR.A, CUSIP 87235W202), at a redemption price equal to 100% of the principal amount, or $25.00, plus accrued and unpaid distribution of $0.366 per preferred security. Distributions will cease to accrue on the securities as of the Sept. 2 redemption date. The 8.50% TOPrS became redeemable Nov. 18, 2002. The outstanding principal amount represented by the 8.50% TOPrS is $150 million.

TDS Capital II is redeeming all of its outstanding 8.04% TOPrS (AMEX: TDS.PR.B, CUSIP 87235R203), at a redemption price equal to 100% of the principal amount, or $25.00, plus accrued and unpaid distribution of $0.346 per preferred security. Distributions will cease to accrue on the securities as of the Sept. 2 redemption date. The 8.04% TOPrS became redeemable March 31, 2003. The outstanding principal amount represented by the 8.04% TOPrS is $150 million.

TDS Executive Vice President and Chief Financial Officer Sandra L. Helton said, “The redemption of these TOPrS is part of TDS’s financial objective to strengthen the company’s balance sheet. Eliminating this $300 million obligation is a significant step toward achieving that objective.”

The paying agent for the redemption is Bank One Corporation.

TDS, a FORTUNE 500 company, is a diversified telecommunications corporation founded in 1969. Through its strategic business units, U.S. Cellular and TDS Telecom, TDS operates primarily by providing wireless and local telephone service. TDS builds value for its shareholders by providing excellent communications services in growing, closely related segments of the telecommunications industry. The company currently employs approximately 11,000 people and serves approximately 5.4 million customers/units in 35 states. More information about TDS and its subsidiaries is available at www.teldta.com

“Trust Originated Preferred Securities” and TOPrS” are service marks of Merrill Lynch & Co., Inc.